U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  FORM 12b-25                                     SEC FILE NO.:
                                                                  0-26306
                           NOTIFICATION OF LATE FILING
                                                                  CUSIP NUMBER:
                                   (Check One):                   452921-10-9

         [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: June 30, 1996

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: n.a.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Items 10, 11, 12 and 13

PART 1 -- REGISTRANT INFORMATION


Full Name of Registrant:           IMNET SYSTEMS, INC.

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):                         8601 Dunwoody Place
                                             Suite 420
City, State and Zip Code:                    Atlanta, Georgia  30350


PART II -- RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

374946.1


                                  -Page 1 of 3-

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; Yes [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; Yes [X]

     (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.


PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant has been unable to confirm certain details regarding executive compensation and employment agreements (which require employee verification in certain instances) without unreasonable effort and expense.

PART IV -- OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

T. Clark  Fitzgerald  III, Esq.
Arnall Golden & Gregory
2800 One Atlantic Center
1201 West Peachtree Street
Atlanta,  Georgia  30309-3450
(404) 873-8622

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes    [ ] No


374946.1


                                  -Page 2 of 3-

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Raymond L. Brown has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                  IMNET SYSTEMS, INC.



                                  By:/s/ Raymond L. Brown
                                  -----------------------
                                  Name:  Raymond L. Brown
Date:  October 29, 1996           Title: Chief Financial Officer (Principal
                                         Financial and Accounting Officer)



374946.1


                                  -Page 3 of 3-